UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001 -93
Corporate Registry ID (NIRE) 353.001.861 -33

EXCERPT FROM THE MINUTES TO THE 104th BOARD OF DIRECTORS’ MEETING HELD ON AUGUST 29, 2007

1. DATE, TIME AND PLACE: On August 29, 2007, at 2 pm, at the headquarters of Companhia Paulista de Força e Luz, located at Rodovia Campinas Mogi-Mirim, Km 2,5, in the City of Campinas, State of São Paulo.

2. CALL NOTICE: The meeting was summoned pursuant to the provisions of Paragraph 2, Article 18 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”).

3. ATTENDANCE: The majority of members of the Board of Directors and the Company’s Executive Officers attended the meeting. JUSTIFIED ABSENCE: Mr. Luiz Anibal de Lima Fernandes.

4. PRESIDING BOARD: Chairman – Ms. Cecília Mendes Garcez Siqueira, pursuant to Article 17, paragraph 1 of the Company’s Bylaws, and Secretary – Ms. Gisélia Silva.

5. AGENDA AND RESOLUTIONS TAKEN:

After the reading of the Agenda was waived, since all the attending members were aware of its content, it was resolved that the minutes of this meeting would be drawn up in the summary format, with the right to present pronouncements and dissents that will be filed at the Company’s headquarters, and its publication was authorized in the excerpt format, with omission of the board members’ signatures.

After the preliminary clarifications, the Chairman of the Board informed the attending members that the votes of the Board Members appointed by the controlling shareholders shall be computed pursuant to items 5.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002 and November 05, 2003.

After the examination and discussion of the matters of the Agenda, the following resolutions were taken:

(i) Information on the Working Plan of the Board of Directors’ Assistance Committee for August 2007, recording that the Related Party Committee previously examined the proposal by the Executive Board of Directors purpose of resolution at this meeting, related to the sale of the property owned by Companhia Piratininga de Força e Luz (“CPFL Piratininga”) to Camargo Corrêa Desenvolvimento Imobiliário S.A., proponent company that won the Offering.

(ii) Information on the Report of the CEO (highlights) about the main facts that took place in the month and the main indicators;

(iii) Approval of the minutes of the 103rd Board of Directors’ Meetings of the Company, held on August 1, 2007;

(iv) Approval, pursuant to item “h” of Article 18 of the Company’s Bylaws and Board of Executive Officers’ Resolution no. 2007064, of the 3rd issuance of debentures, in a single series, unsecured type, not convertible into Company’s shares (“3rd Issuance” and “Debentures”), which shall have the following characteristics and conditions: (a) Total Issuance Amount: the total issuance amount shall be up to four hundred and

CPFL ENERGIA S.A.
Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001 -93
Corporate Registry ID (NIRE) 353.001.861 -33

fifty million reais (R$450,000,000.00); (b) Number of Series: the Issuance shall be carried out in one single series; (c) Number of Debentures: up to forty-five thousand (45,000) Debentures shall be issued; (d) Additional Amount and Supplementary Tranche: The Company may raise the amount of the Issuance in up to twenty percent (20%) as set forth in paragraph 2 of Article 14 of Rule 400 issued by the Securities and Exchange Commission of Brazil, as of December 29, 2003 (“Rule CVM 400”). In addition, passing-through companies in the Issuance will be entitled to the distribution of a supplementary tranche of Debentures pursuant to Article 24 of Rule CVM 400, of up to fifteen per cent (15%) of the total Issuance amount. (e) Issuance Date: Debentures shall be issued on September 3, 2007 (“Issuance Date”); (f) Unit Par Value: Debentures shall have unit par value, as of the Issuance Date, of ten thousand reais (R$10,000) (“Unit Par Value”); (g) Convertibility: Debentures shall not be convertible into Company’s shares. (h) Form: Debentures shall be registered and book-entry; (i) Type: Debentures shall be unsecured type; (j) Personal Guarantee: Debentures shall not be guaranteed; (k) Term and Maturity: Debentures shall be valid for seven (7) years as of the Issuance Date, therefore maturing on September 3, 2014 (“Maturity Date”); (l) Amortization: The Unit Par Value shall be paid in three (3) equal installments, to be paid on September 3, 2012, September 3, 2013 and on the Maturity Date; (m) Redemption: There shall be no advanced redemption of Debentures, pursuant to Article 55 of Law no. 6,404, as of December 15, 1976 and further amendments (“Brazilian Corporate Law”); (n) Remuneration: As of the Issuance Date, Debentures shall be entitled to compensatory interests, determined based on accrued daily average rates of one-day Interbank Deposits – DI, “over extra group”, expressed as percentage per year, based on a year of two hundred and fifty-two (252) business days, calculated and disclosed by CETIP (Custody and Settlement), in the Daily News available at its website (http://www.cetip.com.br) and in widely circulated newspaper “Gazeta Mercantil”, national edition, or, in the absence of that newspaper, in any other widely circulated newspaper (“DI Rate”), plus the exponential spread to be determined in the bookbuilding procedure, spread which shall not be above forty-five hundredths percent (0.45%) per year, based on a year of two hundred and fifty-two (252) business days (“Remuneration”); (o) Payment of Remuneration: The amounts related to the Remuneration of the Debentures shall be paid semiannually, as of the Issuance Date; (p) Term and Payment Method: Debentures shall be paid-up in cash, in domestic currency, as of the subscription, in accordance to the payment rules applicable to CETIP; (q) Subscription Price: Debentures shall be subscribed at their Unit Par Value, plus the respective Remuneration, calculated pro rate tempore from the Issuance Date up to the effective payment date; (r) Placement: Debentures shall be registered (i) for placement in the primary market, via Securities Distribution System, operated by CETIP, case in which the payment of the Debentures shall be settled by CETIP; and (ii) for trading in the secondary market, with the National Debenture System operated by CETIP, and trading businesses shall be settled and Debentures held under custody by CETIP and/or at the BOVESPA FIX Trading System, managed by the São Paulo Stock Exchange – BOVESPA, and businesses settled and Debentures held under custody by the Brazilian Clearing and Depositary Corporation – CBLC; (s) Early maturity of Debentures: Any of the following events shall be deemed as early maturity of Debentures: (i) early maturity or default, by the Company or any of its subsidiaries, of any financial liabilities they may be subject to, in the domestic or international markets, in individual or aggregate amount above fifty million reais (R$50,000,000.00), provided that the Company, or any of its subsidiaries, as the case may be, through any applicable judicial or arbitration measure, challenge or avoid the formalization of said early maturity or default, without having to provide guarantee in money or other assets

CPFL ENERGIA S.A.
Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001 -93
Corporate Registry ID (NIRE) 353.001.861 -33

in amount equivalent to the abovementioned amount; (ii) Change in the direct or indirect control of the Company and/or of its subsidiaries, without prior approval by Debenture holders at a meeting specially called for that purpose, except for the operations of change in the Company’s direct or indirect control after which two of the following shareholders, Votorantim Energia S.A., Camargo Corrêa Energia S.A. and Caixa de Previdência dos Funcionários do Banco do Brasil – Previ (“Shareholders”) still hold, individually or jointly, pursuant to the Company’s Shareholders Agreement in force on this date, the majority of Shares Connected to the Controlling Group (as defined therein); (iii) winding-up, dissolution, spin-off, merger, incorporation or any other form of Company’s corporate restructuring, except for the operations of change in the Company’s direct or indirect control after which two of the Shareholders still hold, individually or jointly, pursuant to the Company’s Shareholders Agreement in force on this date, the majority of Shares Connected to the Controlling Group; (iv) Company’s capital stock decrease after the registry date of the Issuance with CVM, with prior consent of Debenture holders, pursuant to Article 174 of the Brazilian Corporate Law; (v) Proposal by the Company, or by any of its subsidiaries, to any creditor or class of creditors of judicial or non-judicial recovery plan, regardless of having requested or obtaining court ratification of said plan; request by the Company or by any of its subsidiaries of judicial recovery, regardless of approval of the recovery procedure or of its granting by the applicable judge or, also, bankruptcy request by the Company; (vi) legitimate protests of notes against the Company, in the domestic or international markets, in individual or aggregate amount above fifty million reais (R$50,000,000.00), except if the Company legitimately evidences, within thirty (30) days of said protest, that: (a) the protest was filed by mistake or bad faith of third-parties; (b) the protest was canceled; or (c) guarantees were provided in court; (vii) Failure on the part of the Company to comply with any non-monetary liability set forth in the Bookkeeping Agreement, not remedied within thirty (30) days, as of the receipt, by the Company, of the written notice sent by the Trustee; (viii) bankruptcy filed by third-parties against the Company and not duly suppressed by the Company within thirty (30) days; (ix) non-payment by the Company of monetary liabilities owed to Debenture holders on the dates set forth in the Deed of Issuance, not remedied within two (2) business days, as of the original maturity date; (x) payment of dividends or interest on own capital by the Company in the event of the Company’s default with the monetary liabilities set forth in the Deed of Issuance; (xi) non-fulfillment of any court decision or sentence made finial and unappeasable against the Company, in aggregate amount equal or above fifty million reais (R$50,000,000.00), or the equivalent amount in other currencies within thirty (30) days as of the pre-determined payment date; (xii) non-compliance by the Company for two (2) consecutive quarters of the following financial indexes and limits, which shall be calculated by the Trustee, based on the consolidated financial statements of the previous twelve (12) months, at the end of each quarter, in up to fifteen (15) days after the disclosure to CVM of the respective financial statements of the Company, up to the full payment of the amounts due from the Debentures: (a) ratio between the Company’s Net Debt and the Company’s EBITDA lower than or equal to three point seventy-five (3.75) times and (b) ratio between the Company’s EBITDA and the Company’s Financial Income greater than or equal to two point twenty-five (2.25) times; (xiii) changing of the Company to limited liability company; and (xiv) loss or cancellation, by any reasons, of the concessions of one or more than one of its subsidiaries and (t) Delegation of Powers to the Company’s Board of Executive Officers: the Company’s Board of Executive Officers is authorized to (i) hire one or more financial institutions authorized to operate in the capital market for the public distribution of Debentures, (ii) hire the trustee, the agent and bookkeeping bank, the risk rating agency(ies), and others, and (iii) execute the deed of issuance of Debentures and

CPFL ENERGIA S.A.
Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001 -93
Corporate Registry ID (NIRE) 353.001.861 -33

the agreement of public distribution of Debentures, as well as practice all acts required for performing the Issuance. The attendance of Mr. Enéias de Assis Rosa Ferreira, member of the Fiscal Council, shall be recorded herein, in compliance with the provisions of Article 163, paragraph 3 of Law 6,404/1976, as well as the abstention from voting of Mr. Milton Luciano dos Santos regarding the hiring, by the Company, of BB Banco de Investimento S.A. as one of the banks coordinating the Issuance;

(v) Approval, pursuant to item “b” of Article 18 of the Bylaws and Board of Executive Officers’ Resolution no. 20077058, the changes in the TRADING POLICY OF SECURITIES ISSUED BY CPFL ENERGIA to comply with market practices, upon the following amendments: (i) inclusion, exclusion and adjustment of Items, (a), (b), (c) and (f) of Chapter V – PROHIBITION TO TRADING, (ii) inclusion of item 3 in Chapter VII – GENERAL PROVISIONS and, also (iii) minor wording adjustments;

(vi) Approval, pursuant to Article 18, item “b” of the Bylaws and Board of Executive Officers’ Resolution no. 2007059, the adjustment of the DISCLOSURE POLICY FOR MATERIAL ACT OR FACT OF CPFL ENERGIA (“Policy”) to the amendments introduced in Rule CVM 358 by Rule CVM 449, as of March 15, 2007, suggesting the adaptation of the Subsidiaries’ Policies;

(vii) Approval, as indirect controlling shareholder of CMS ENERGY BRASIL S.A. (“CMS”), the Chief Executive Officer’s appointment of Mr. Reni Antonio da Silva to be elected as Director of the subsidiary Companhia Luz e Força Mococa, and his appointment to replace Mr. Miguel Normando Abdalla Saad, who is resigning from the position of Director of Companhia Jaguari de Geração de Energia, for the remaining duration of the terms;

(viii) Recommendation to the Board of Directors members of the subsidiaries to vote in favor of the approval of the following matters: CPFL GERAÇÃO: (a) Early Redemption of Debentures of the 2nd series of the 1st Issuance of Energética Barra Grande S.A. (“BAESA”); CMS ENERGY BRASIL S.A.: (b) Minority Shareholder’s Tag Along set forth in the Share Purchase and Sale Agreement entered into by CPFL Energia and CMS Electric & Gas LLC, and (c) Cancellation of the Publicly-Held Company Registration at CVM; CPFL PAULISTA: (d) Funding for the Establishment of Escrow Deposit in Court Claim for Taxes; and CPFL PIRATININGA: (e) Sale of the Property located in the City of Santos, State of São Paulo, to Camargo Corrêa Desenvolvimento Imobiliário S.A..It shall be recorded herein that Mr. Francisco Caprino Neto abstained from voting in the last vote recommendation;

(ix) Ratification, pursuant to items “q” and “z” of Article 18 of the Bylaws and Board of Executive Officers’ Resolution no. 2007042, of all acts carried out and measures taken by the Executive Management of CPFL Geração related to the corporate restructuring of the subsidiary Foz do Chapecó Energia S.A., pursuant to ANEEL Authorizing Resolution no. 879, as of April 17, 2007; and

(x) Re-ratification of resolutions registered in sub-items (v.i), (v.iv) and (v.v) of the Minutes of the 98th Board of Directors’ Meeting held on May 30, 2007, related to the merger of CPFL Serra by RGE, to include the following amendments regarding the resolutions taken: (a) the preparation of Shareholders’ Equity Appraisal Reports at Book Value of CPFL Serra and of RGE by KPMG Auditores Independentes, current Independent Auditor of these companies, and (b) the restatement of the Shareholders’ Equity Appraisal at book and market value of said companies as of June 30, 2007.

CPFL ENERGIA S.A.
Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001 -93
Corporate Registry ID (NIRE) 353.001.861 -33

6. CLOSURE: There being no further business to transact, the meeting was concluded and these minutes drawn up, read, approved and signed by all the attending Board Members and by the Secretary. Cecília Mendes Garcez Siqueira (Chairman), Francisco Caprino Neto, Otávio Carneiro de Rezende, Milton Luciano dos Santos, Martin Roberto Glogowsky, Ana Dolores Moura Carneiro de Novaes and Gisélia Silva (Secretary).

This is a free English translation of the original instrument drawn up in the Company’s records.

Gisélia Silva
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.